

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2011

Mr. Robert P. Jordheim
Chief Financial Officer
RTI Biologics, Inc.
11621 Research Circle
Alachua, Florida 32615

   Re: **RTI Biologics, Inc.**
      Form 10-K for the Year Ended December 31, 2010
      Filed February 22, 2011
      File No. 000-31271

Dear Mr. Jordheim:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief